SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Third Quarter 2010 Results November 3, 2010 Page 1

AMBEV REPORTS 2010 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, November 3, 2010– Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 third quarter (Q3 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and nine months period ended September 30, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. “Scopes” represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Unless stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2009 (Q3 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 12.6% driven by volume growth as well as price increases across our regions, with Net Revenue/hl growing 4.2% in the period. Volume growth of 8.1% in the period was driven by a 12.0% volume growth in Brazil, 4.1% volume growth in HILA-Ex and 2.1% volume growth in Latin America South, which was partly offset by volume contraction of -5.4% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 5.7% due sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges and productivity initiatives. SG&A (excl. depreciation & amortization) increased by 10.3% driven by volume growth, inflation, higher logistic costs and investments in the market to support our brands.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$2,655.6 million in Q3 2010, a growth of +12.3%, while margin contracted 10bps in the period to 44.4%. Cash generated from operations in Q3 was R$2,574.2 million bringing year to date to R$7,542.7 million, an increase of 11.5% as compared to same 2009 period. Our Normalized Profit was R$5,059.9 million (+26.7%) year to date while our Normalized Earnings per share (EPS) grew 25.8%.

Payout and Financial discipline:  We paid approximately R$ 2 billion in dividends and interests on capital on October 14th and have announced another R$ 2 billion to be paid on December 15th, which will take full year total payout to approximately R$ 5 billion.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	3Q09	3Q10	Reported	Organic	YTD 09	YTD 10	Reported	Organic
Total volumes	36,345.1	39,281.2	8.1%	8.1%	107,689.7	117,103.8	8.7%	8.5%
Beer	26,217.7	28,549.6	8.9%	8.9%	77,031.6	84,732.0	10.0%	10.0%
CSD and NANC	10,127.4	10,731.7	6.0%	6.0%	30,658.2	32,371.9	5.6%	4.7%

Net sales	5,411.6	5,978.2	10.5%	12.6%	16,415.4	17,778.0	8.3%	13.6%
Gross profit	3,552.8	3,919.6	10.3%	11.8%	10,935.1	11,781.3	7.7%	12.1%
Gross margin	65.7%	65.6%	-10 bps	-50 bps	66.6%	66.3%	-30 bps	-80 bps
EBITDA	2,372.2	2,652.7	11.8%	12.3%	7,539.9	7,835.1	3.9%	7.1%
EBITDA margin	43.8%	44.4%	50 bps	-10 bps	45.9%	44.1%	-190 bps	-260 bps
Normalized EBITDA	2,373.8	2,655.6	11.9%	12.3%	7,339.8	7,885.0	7.4%	10.8%
Normalized EBITDA margin	43.9%	44.4%	60 bps	-10 bps	44.7%	44.4%	-40 bps	-110 bps
Profit - AmBev holders	1,230.9	1,815.2	47.5%		4,195.2	4,975.6	18.6%
Normalized Profit - AmBev holders	1,232.5	1,817.8	47.5%		3,995.1	5,059.9	26.7%
No. of share outstanding (millions)	616.4	620.6			616.4	620.6
EPS (R$/shares)	2.00	2.92	46.5%		6.81	8.02	17.8%
Normalized EPS	2.00	2.93	46.5%		6.48	8.15	25.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Third Quarter 2010 Results November 3, 2010 Page 2

SUMMARY

During the third quarter our normalized consolidated EBITDA totaled R$2,655.6 million, a 12.3% increase, while our EBITDA year to date reached R$7,885.0 million, representing an increase of 10.8% versus the same period of 2009. Consolidated volumes increased by 8.1% in Q3 2010 and by 8.5% year to date, mainly due to strong volume growth in Brazil.

In Brazil, positive macroeconomic fundamentals continued supporting industry growth. Further, our successful innovations and market share gains in comparison to 2009 continued to drive beer volume growth, which increased 12.5% in the quarter. Our CSD & Nanc business also performed well due to stronger industry and delivered a 10.4% volume growth for the Q3 2010.

Our Normalized EBITDA in Brazil increased by 15.4% in the quarter, with margins contracting 130bps. As we previously indicated our COGS and SG&A suffered a negative impact mainly from higher imported cans, sugar costs and logistics costs due to volume growth in NE/NO.

“Our performance in Brazil confirms we had the right strategy to take advantage of industry strong momentum to deliver again solid revenue for Beer and CSD this quarter”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

HILA-ex reported a volume increase of 4.1% and had a negative EBITDA of R$21 million in the quarter mainly impacted by Venezuela´s performance. João Castro Neves comments: “HILA-ex continues challenging; however, we took an important step to improve our performance through the strategic alliance in Venezuela with Regional, which we are very satisfied about and makes us even more confident in delivering better results in the region”. Our business combination with Cervecería Regional in Venezuela was closed on October 20th and will be reflected accordingly in the financial statements of the fourth quarter of 2010.

Latin America South contributed with Normalized EBITDA of R$349.4 million in the period reflecting higher volumes in the beer business as a result of industry growth and market share gains throughout the region, partially offset by poor soft-drinks industry volumes. “We reached a 16.8% EBITDA growth in the quarter based on a solid performance of our beer business in spite of a still challenging context in Argentina.  We have been very effective at supporting our mainstream brands while focusing on maximizing our revenues”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$445.1 million in the quarter, registering an increase of 7.6% and a 610 bps margin increased.  “I am encouraged by our ability to deliver positive financial results through disciplined cost management, while working towards a stabilization of the market share and profitability equation in Canada” says Bary Benun, Labatt’s President.

Cash generated from operations in Q3 was R$2,574.2 million bringing year to date to R$7,542.7 million, an increase of 11.5% as compared to same 2009 period, while capex so far has reached close to R$ 1.5 billion. “We are on track to deliver our R$ 2billion capex by year end in Brazil”, says Nelson Jamel, Ambev´s CFO.

 “We are glad with the results achieved this quarter, not only because of the continued strong performance in Brazil, but also given the improvements observed in other important markets.   As usual, all these achievements are only possible due to the commitment of our people, who are our main assets and who have a constant drive to overperform through outstanding execution.  Going forward, we will remain focused on developing top line and on continuing to find savings by turning non-working money into working money to fund our cost-connect-win strategy”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Third Quarter 2010 Results November 3, 2010 Page 3

Ambev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Net Revenue	5,411.6	(0.1)	(117.3)	683.9	5,978.2	10.5%	12.6%
Cost of Goods Sold (COGS)	(1,858.8)	0.1	64.3	(264.1)	(2,058.6)	10.7%	14.2%
Gross Profit	3,552.8	(0.0)	(52.9)	419.8	3,919.6	10.3%	11.8%
Selling, General and Administrative (SG&A)	(1,670.8)	0.0	56.9	(168.4)	(1,782.2)	6.7%	10.1%
Other operating income	173.9	-	(5.9)	(7.4)	160.6	-7.6%	-4.2%
Normalized Operating Income (normalized EBIT)	2,055.9	(0.0)	(1.9)	244.0	2,298.0	11.8%	11.9%
Special items above EBIT	(1.5)		(0.6)	(0.5)	(2.7)	71.7%	33.0%
Net Finance Results	(243.1)				48.1	-119.8%
Share of results of associates	0.2				0.1	-62.2%
Income Tax expense	(592.1)				(515.9)	-12.9%
Profit	1,219.3				1,827.7	49.9%
Attributable to AmBev holders	1,230.9				1,815.2	47.5%
Attributable to non-controlling interests	(11.6)				12.5	-207.9%
Normalized Profit	1,220.9				1,830.3	49.9%
Attributable to AmBev holders	1,232.5				1,817.8	47.5%

Normalized EBITDA	2,373.8	(0.0)	(10.7)	292.6	2,655.6	11.9%	12.3%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Net Revenue	16,415.4	21.7	(885.9)	2,226.7	17,778.0	8.3%	13.6%
Cost of Goods Sold (COGS)	(5,480.4)	(12.9)	398.5	(901.8)	(5,996.6)	9.4%	16.5%
Gross Profit	10,935.1	8.8	(487.4)	1,324.9	11,781.3	7.7%	12.1%
Selling, General and Administrative (SG&A)	(4,989.8)	(4.4)	307.8	(617.9)	(5,304.3)	6.3%	12.4%
Other operating income	377.6	(0.1)	1.8	(7.5)	371.7	-1.5%	-2.0%
Normalized Operating Income (normalized EBIT)	6,322.8	4.3	(177.8)	699.4	6,848.7	8.3%	11.1%
Special items above EBIT	200.1		6.0	(290.4)	(84.3)	nm	nm
Net Finance Results	(817.3)				(244.0)	-70.1%
Share of results of associates	0.5				0.0	-94.0%
Income Tax expense	(1,482.2)				(1,514.0)	2.1%
Profit	4,223.9				5,006.5	18.5%
Attributable to AmBev holders	4,195.2				4,975.6	18.6%
Attributable to non-controlling interests	28.8				30.9	7.3%
Normalized Profit	4,023.8				5,090.8	26.5%
Attributable to AmBev holders	3,995.1				5,059.9	26.7%

Normalized EBITDA	7,339.8	4.6	(249.2)	789.8	7,885.0	7.4%	10.8%

Third Quarter 2010 Results November 3, 2010 Page 4

AMBEV – CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q3 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Third Quarter 2010 Results November 3, 2010 Page 5

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q3 2010 and year to date 2010.

Ambev delivered Normalized EBITDA of R$2,655.6 million in the quarter as a result of double-digit top line growth supported by strong volume and price mainly in Brazil and LAS Beer and also helped by COGS and SG&A reduction in Canada. However, sugar hedges, higher cans and logistics costs versus last year adversely impacted our results in the period leading to an EBITDA margin contraction of 10 bps.

Our year to date Normalized EBITDA totaled R$7,885.0 million, representing a growth of 10.8% and a margin contraction of 110bps to 44.4%.

AmBev Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	36,345.1	-		2,936.2	39,281.2	8.1%	8.1%
Net Revenue	5,411.6	(0.1)	(117.3)	683.9	5,978.2	10.5%	12.6%
Net Revenue/hl	148.9	(0.0)	(3.0)	6.3	152.2	2.2%	4.2%
COGS	(1,858.8)	0.1	64.3	(264.1)	(2,058.6)	10.7%	14.2%
COGS/hl	(51.1)	0.0	1.6	(2.9)	(52.4)	2.5%	5.7%
Gross Profit	3,552.8	(0.0)	(52.9)	419.8	3,919.6	10.3%	11.8%
Gross Margin	65.7%				65.6%	-10 bps	-50 bps
SG&A excl. deprec.&amort.	(1,529.5)	0.0	52.1	(157.0)	(1,634.3)	6.9%	10.3%
SG&A deprec.&amort.	(141.3)	0.0	4.8	(11.4)	(147.9)	4.7%	8.1%
SG&A Total	(1,670.8)	0.0	56.9	(168.4)	(1,782.2)	6.7%	10.1%
Other operating income	173.9	-	(5.9)	(7.4)	160.6	-7.6%	-4.2%
Normalized EBIT	2,055.9	(0.0)	(1.9)	244.0	2,298.0	11.8%	11.9%
Normalized EBIT Margin	38.0%				38.4%	40 bps	-30 bps
Normalized EBITDA	2,373.8	(0.0)	(10.7)	292.6	2,655.6	11.9%	12.3%
Normalized EBITDA Margin	43.9%				44.4%	60 bps	-10 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	107,689.7	305.8		9,108.3	117,103.8	8.7%	8.5%
Net Revenue	16,415.4	21.7	(885.9)	2,226.7	17,778.0	8.3%	13.6%
Net Revenue/hl	152.4	(0.2)	(7.6)	7.2	151.8	-0.4%	4.7%
COGS	(5,480.4)	(12.9)	398.5	(901.8)	(5,996.6)	9.4%	16.5%
COGS/hl	(50.9)	0.0	3.4	(3.7)	(51.2)	0.6%	7.4%
Gross Profit	10,935.1	8.8	(487.4)	1,324.9	11,781.3	7.7%	12.1%
Gross Margin	66.6%				66.3%	-30 bps	-80 bps
SG&A excl. deprec.&amort.	(4,533.6)	(4.2)	279.5	(604.6)	(4,862.9)	7.3%	13.3%
SG&A deprec.&amort.	(456.2)	(0.1)	28.3	(13.4)	(441.5)	-3.2%	2.9%
SG&A Total	(4,989.8)	(4.4)	307.8	(617.9)	(5,304.3)	6.3%	12.4%
Other operating income	377.6	(0.1)	1.8	(7.5)	371.7	-1.5%	-2.0%
Normalized EBIT	6,322.8	4.3	(177.8)	699.4	6,848.7	8.3%	11.1%
Normalized EBIT Margin	38.5%				38.5%	bps	-80 bps
Normalized EBITDA	7,339.8	4.6	(249.2)	789.8	7,885.0	7.4%	10.8%
Normalized EBITDA Margin	44.7%				44.4%	-40 bps	-110 bps

Third Quarter 2010 Results November 3, 2010 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business, as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,861.2 million in the quarter representing a growth of 12.7% with margin contraction of 210 bps. Our year to date Normalized EBITDA totaled R$5,596.2 million, representing a growth of 13.7% and a margin contraction of 200 bps to 45.5%.

LAN Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	25,802.9			2,968.9	28,771.8	11.5%	11.5%
Net Revenue	3,517.3		(41.9)	635.1	4,110.5	16.9%	18.1%
Net Revenue/hl	136.3		(1.5)	8.0	142.9	4.8%	5.9%
COGS	(1,155.4)		31.7	(265.3)	(1,388.9)	20.2%	23.0%
COGS/hl	(44.8)		1.1	(4.6)	(48.3)	7.8%	10.3%
Gross Profit	2,361.9		(10.1)	369.8	2,721.5	15.2%	15.7%
Gross Margin	67.2%				66.2%	-90 bps	-140 bps
SG&A excl. deprec.&amort.	(993.3)		27.0	(174.3)	(1,140.6)	14.8%	17.5%
SG&A deprec.&amort.	(112.4)		2.9	(6.5)	(116.0)	3.2%	5.8%
SG&A Total	(1,105.7)		29.9	(180.8)	(1,256.7)	13.7%	16.4%
Other operating income	181.5		(3.2)	(12.7)	165.6	-8.7%	-7.0%
Normalized EBIT	1,437.6		16.6	176.3	1,630.5	13.4%	12.3%
Normalized EBIT Margin	40.9%				39.7%	-120 bps	-200 bps
Normalized EBITDA	1,643.1		9.9	208.2	1,861.2	13.3%	12.7%
Normalized EBITDA Margin	46.7%				45.3%	-140 bps	-210 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	75,763.1			9,373.7	85,136.8	12.4%	12.4%
Net Revenue	10,516.8		(190.3)	1,983.3	12,309.8	17.0%	18.9%
Net Revenue/hl	138.8		(2.2)	8.0	144.6	4.2%	5.8%
COGS	(3,314.8)		128.0	(851.1)	(4,037.9)	21.8%	25.7%
COGS/hl	(43.8)		1.5	(5.2)	(47.4)	8.4%	11.8%
Gross Profit	7,202.0		(62.3)	1,132.3	8,271.9	14.9%	15.7%
Gross Margin	68.5%				67.2%	-130 bps	-180 bps
SG&A excl. deprec.&amort.	(2,984.8)		118.4	(528.1)	(3,394.6)	13.7%	17.7%
SG&A deprec.&amort.	(361.1)		13.5	4.7	(343.0)	-5.0%	-1.3%
SG&A Total	(3,345.9)		131.8	(523.5)	(3,737.6)	11.7%	15.6%
Other operating income	383.1		(2.8)	(0.2)	380.2	-0.8%	0.0%
Normalized EBIT	4,239.2		66.8	608.6	4,914.5	15.9%	14.4%
Normalized EBIT Margin	40.3%				39.9%	-40 bps	-150 bps
Normalized EBITDA	4,881.7		47.1	667.3	5,596.2	14.6%	13.7%
Normalized EBITDA Margin	46.4%				45.5%	-100 bps	-200 bps

Third Quarter 2010 Results November 3, 2010 Page 7

Ambev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,882.6 million in the quarter, representing a growth of +15.4% and a margin contraction of 130 bps to 47.5%. Year to date our Normalized EBITDA totaled R$5,663.8 million, increasing 15.2% versus last year.

Our performance in Brazil for the period was driven by strong volume growth in both Beer and Soft Drinks businesses with prices increasing in line with inflation, partially offset by SG&A growth driven by higher logistics costs and COGS increase due to higher sugar hedges combined with more expensive imported cans, driving a EBITDA margin contraction of 130bps.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	24,313.9			2,907.6	27,221.5	12.0%	12.0%
Net Revenue	3,341.7			623.6	3,965.4	18.7%	18.7%
Net Revenue/hl	137.4			8.2	145.7	6.0%	6.0%
COGS	(1,049.4)			(238.7)	(1,288.0)	22.7%	22.7%
COGS/hl	(43.2)			(4.2)	(47.3)	9.6%	9.6%
Gross Profit	2,292.4			385.0	2,677.3	16.8%	16.8%
Gross Margin	68.6%				67.5%	-110 bps	-110 bps
SG&A excl. deprec.&amort.	(902.8)			(163.7)	(1,066.5)	18.1%	18.1%
SG&A deprec.&amort.	(100.2)			(4.2)	(104.4)	4.2%	4.2%
SG&A Total	(1,002.9)			(167.9)	(1,170.9)	16.7%	16.7%
Other operating income	155.1			9.2	164.2	5.9%	5.9%
Normalized EBIT	1,444.5			226.2	1,670.7	15.7%	15.7%
Normalized EBIT Margin	43.2%				42.1%	-110 bps	-110 bps
Normalized EBITDA	1,631.1			251.5	1,882.6	15.4%	15.4%
Normalized EBITDA Margin	48.8%				47.5%	-130 bps	-130 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	71,247.5			9,179.3	80,426.8	12.9%	12.9%
Net Revenue	9,972.9			1,898.6	11,871.5	19.0%	19.0%
Net Revenue/hl	140.0			7.6	147.6	5.5%	5.5%
COGS	(2,979.5)			(767.8)	(3,747.2)	25.8%	25.8%
COGS/hl	(41.8)			(4.8)	(46.6)	11.4%	11.4%
Gross Profit	6,993.4			1,130.9	8,124.3	16.2%	16.2%
Gross Margin	70.1%				68.4%	-170 bps	-170 bps
SG&A excl. deprec.&amort.	(2,687.6)			(467.8)	(3,155.4)	17.4%	17.4%
SG&A deprec.&amort.	(320.8)			10.4	(310.3)	-3.3%	-3.3%
SG&A Total	(3,008.4)			(457.3)	(3,465.7)	15.2%	15.2%
Other operating income	356.0			21.9	377.9	6.1%	6.1%
Normalized EBIT	4,341.0			695.4	5,036.5	16.0%	16.0%
Normalized EBIT Margin	43.5%				42.4%	-110 bps	-110 bps
Normalized EBITDA	4,918.5			745.3	5,663.8	15.2%	15.2%
Normalized EBITDA Margin	49.3%				47.7%	-160 bps	-160 bps

Third Quarter 2010 Results November 3, 2010 Page 8

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	18,018.1			2,253.2	20,271.3	12.5%	12.5%
Net Revenue	2,752.7			537.2	3,289.9	19.5%	19.5%
Net Revenue/hl	152.8			9.5	162.3	6.2%	6.2%
COGS	(813.9)			(175.0)	(988.9)	21.5%	21.5%
COGS/hl	(45.2)			(3.6)	(48.8)	8.0%	8.0%
Gross Profit	1,938.9			362.2	2,301.0	18.7%	18.7%
Gross Margin	70.4%				69.9%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(788.9)			(152.9)	(941.7)	19.4%	19.4%
SG&A deprec.&amort.	(76.2)			(3.5)	(79.7)	4.6%	4.6%
SG&A Total	(865.0)			(156.4)	(1,021.4)	18.1%	18.1%
Other operating income	121.9			7.9	129.8	6.4%	6.4%
Normalized EBIT	1,195.8			213.6	1,409.4	17.9%	17.9%
Normalized EBIT Margin	43.4%				42.8%	-60 bps	-60 bps
Normalized EBITDA	1,340.6			229.6	1,570.2	17.1%	17.1%
Normalized EBITDA Margin	48.7%				47.7%	-100 bps	-100 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	52,527.0			7,386.6	59,913.6	14.1%	14.1%
Net Revenue	8,205.9			1,662.9	9,868.7	20.3%	20.3%
Net Revenue/hl	156.2			8.5	164.7	5.4%	5.4%
COGS	(2,293.4)			(558.1)	(2,851.4)	24.3%	24.3%
COGS/hl	(43.7)			(3.9)	(47.6)	9.0%	9.0%
Gross Profit	5,912.5			1,104.8	7,017.3	18.7%	18.7%
Gross Margin	72.1%				71.1%	-90 bps	-90 bps
SG&A excl. deprec.&amort.	(2,339.1)			(447.5)	(2,786.6)	19.1%	19.1%
SG&A deprec.&amort.	(243.7)			6.6	(237.1)	-2.7%	-2.7%
SG&A Total	(2,582.8)			(440.9)	(3,023.7)	17.1%	17.1%
Other operating income	271.1			30.6	301.7	11.3%	11.3%
Normalized EBIT	3,600.7			694.5	4,295.3	19.3%	19.3%
Normalized EBIT Margin	43.9%				43.5%	-40 bps	-40 bps
Normalized EBITDA	4,047.7			729.3	4,777.1	18.0%	18.0%
Normalized EBITDA Margin	49.3%				48.4%	-90 bps	-90 bps

Our beer volumes in Brazil grew 12.5% during Q3 2010 driven by industry growth combined with a higher average market share in the quarter (+170 bps according to Nielsen) mainly as a result of the continued solid performance of our innovations.

Net Revenue/hl increased 6.2% in Q3 2010 mainly due to our price increases in line with inflation and positive impact from higher direct distribution.

COGS/hl increased by 8.0% in the quarter due to higher can mix and packaging costs mainly as a result of imported cans and partially offset by gains in aluminum hedges.

SG&A, excluding depreciation and amortization, increased by 19.4% in the period due to volume growth, general inflation, increased direct distribution, commercial expenses and higher logistic costs mainly as a result of change in sales mix towards the North and Northeast of the country.

Beer Brazil Normalized EBITDA increased by 17.1% reaching R$1,570.2 million in the quarter with year to date growth reaching 18.0%.

Third Quarter 2010 Results November 3, 2010 Page 9

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	6,295.8			654.4	6,950.2	10.4%	10.4%
Net Revenue	589.0			86.5	675.5	14.7%	14.7%
Net Revenue/hl	93.6			3.6	97.2	3.9%	3.9%
COGS	(235.5)			(63.7)	(299.2)	27.0%	27.0%
COGS/hl	(37.4)			(5.6)	(43.0)	15.1%	15.1%
Gross Profit	353.5			22.8	376.3	6.5%	6.5%
Gross Margin	60.0%				55.7%	-430 bps	-430 bps
SG&A excl. deprec.&amort.	(113.9)			(10.9)	(124.8)	9.5%	9.5%
SG&A deprec.&amort.	(24.0)			(0.7)	(24.7)	3.0%	3.0%
SG&A Total	(137.9)			(11.6)	(149.5)	8.4%	8.4%
Other operating income	33.2			1.3	34.5	3.9%	3.9%
Normalized EBIT	248.8			12.5	261.3	5.0%	5.0%
Normalized EBIT Margin	42.2%				38.7%	-360 bps	-360 bps
Normalized EBITDA	290.5			21.9	312.3	7.5%	7.5%
Normalized EBITDA Margin	49.3%				46.2%	-310 bps	-310 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	18,720.6			1,792.6	20,513.2	9.6%	9.6%
Net Revenue	1,767.0			235.8	2,002.8	13.3%	13.3%
Net Revenue/hl	94.4			3.2	97.6	3.4%	3.4%
COGS	(686.1)			(209.7)	(895.8)	30.6%	30.6%
COGS/hl	(36.7)			(7.0)	(43.7)	19.2%	19.2%
Gross Profit	1,080.9			26.1	1,107.0	2.4%	2.4%
Gross Margin	61.2%				55.3%	-590 bps	-590 bps
SG&A excl. deprec.&amort.	(348.5)			(20.3)	(368.8)	5.8%	5.8%
SG&A deprec.&amort.	(77.1)			3.8	(73.3)	-4.9%	-4.9%
SG&A Total	(425.6)			(16.5)	(442.0)	3.9%	3.9%
Other operating income	85.0			(8.7)	76.3	-10.2%	-10.2%
Normalized EBIT	740.3			0.9	741.2	0.1%	0.1%
Normalized EBIT Margin	41.9%				37.0%	-490 bps	-490 bps
Normalized EBITDA	870.8			16.0	886.8	1.8%	1.8%
Normalized EBITDA Margin	49.3%				44.3%	-500 bps	-500 bps

Our CSD&Nanc Brazil business posted volume growth of 10.4% as a result of better industry conditions and stable market share.

Net Revenues/hl grew 3.9% in the period driven by price increases slightly below inflation.

COGS/hl increased by 15.1% due to higher sugar prices and packaging costs as a result of higher PET resin prices and imported cans.

SG&A, excluding depreciation and amortization, increased 9.5% as a result of volume increase, general inflation and higher logistic costs.

CSD & Nanc Brazil Normalized EBITDA increased by 7.5 % and reached R$312.3 million in the quarter with year-to-date growth reaching 1.8%.

Third Quarter 2010 Results November 3, 2010 Page 10

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl) - Total	1,489.1			61.2	1,550.3	4.1%	4.1%
Beer Volume ('000 hl)	629.5			44.7	674.2	7.1%	7.1%
CSD Volume ('000 hl)	859.5			16.6	876.1	1.9%	1.9%
Net Revenue	175.6		(41.9)	11.4	145.1	-17.3%	6.5%
Net Revenue/hl	117.9		(27.0)	2.7	93.6	-20.6%	2.3%
COGS	(106.1)		31.7	(26.6)	(100.9)	-4.9%	25.1%
COGS/hl	(71.2)		20.5	(14.3)	(65.1)	-8.6%	20.1%
Gross Profit	69.5		(10.1)	(15.2)	44.2	-36.4%	-21.8%
Gross Margin	39.6%				30.5%	nm	nm
SG&A excl. deprec.&amort.	(90.6)		27.0	(10.6)	(74.2)	-18.1%	11.7%
SG&A deprec.&amort.	(12.2)		2.9	(2.3)	(11.6)	-4.8%	18.9%
SG&A Total	(102.8)		29.9	(12.9)	(85.8)	-16.5%	12.5%
Other operating income/expenses	26.4		(3.2)	(21.8)	1.4	-94.8%	-82.8%
Normalized EBIT	(6.9)		16.6	(49.9)	(40.2)	nm	nm
Normalized EBIT Margin	-3.9%				-27.7%	nm	nm
Normalized EBITDA	12.0		9.9	(43.3)	(21.4)	nm	nm
Normalized EBITDA Margin	6.8%				-14.7%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl) – Total	4,515.5			194.4	4,710.0	4.3%	4.3%
Beer Volume ('000 hl)	1,832.2			56.2	1,888.5	3.1%	3.1%
CSD Volume ('000 hl)	2,683.3			138.2	2,821.5	5.2%	5.2%
Net Revenue	543.9		(190.3)	84.7	438.3	-19.4%	15.6%
Net Revenue/hl	120.5		(40.4)	13.0	93.1	-22.7%	10.8%
COGS	(335.4)		128.0	(83.3)	(290.7)	-13.3%	24.8%
COGS/hl	(74.3)		27.2	(14.6)	(61.7)	-16.9%	19.7%
Gross Profit	208.5		(62.3)	1.4	147.6	-29.2%	0.7%
Gross Margin	38.3%				33.7%	nm	nm
SG&A excl. deprec.&amort.	(297.2)		118.4	(60.4)	(239.2)	-19.5%	20.3%
SG&A deprec.&amort.	(40.4)		13.5	(5.8)	(32.7)	-19.1%	14.3%
SG&A Total	(337.5)		131.8	(66.1)	(271.8)	-19.5%	19.6%
Other operating income/expenses	27.1		(2.8)	(22.1)	2.3	-91.7%	-81.4%
Normalized EBIT	(101.9)		66.8	(86.8)	(122.0)	nm	nm
Normalized EBIT Margin	-18.7%				-27.8%	nm	nm
Normalized EBITDA	(36.8)		47.1	(78.0)	(67.7)	nm	nm
Normalized EBITDA Margin	-6.8%				-15.4%	nm	nm

HILA-ex volumes increased by 4.1% in Q3 2010 as a result of industry growth in most countries in which we operate, partially offset by Venezuela beer volumes decrease.

Net Revenue per hectoliter was up 2.3% due to the timing of our price increases during the year while the price increase year to date compared to same period last year is in line with inflation for the region.

COGS/hl increased by 20.1% in the quarter mainly as a result of currency devaluation pressure in Venezuela and sugar costs.

SG&A expenses, excluding depreciation and amortization, increased by 11.7% in the quarter, mainly as a result of inflationary pressures in Venezuela. HILA’s EBITDA decreased by R$43.3 million in the quarter mainly due to Venezuela’s results and tough comparison related to a gain of R$16.4 million arising from the sale of a real state property in Dominican Republic last year.

Third Quarter 2010 Results November 3, 2010 Page 11

Latin America South (LAS) - Quinsa

Our LAS operation improved its beer volume performance as a result of industry growth in most of our operations, with market shares stable or growing in all countries. Our soft-drinks unit faced a tough scenario, with industry down and cost pressures. We achieved an EBITDA growth of 16.8% and a consolidated EBITDA of R$349.4 million in the quarter, while our EBITDA margin reached 41.0%.

LAS Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	7,208.1	-		148.7	7,356.8	2.1%	2.1%
Net Revenue	779.2	(0.1)	(57.2)	130.3	852.2	9.4%	16.7%
Net Revenue/hl	108.1	(0.0)	(7.8)	15.5	115.8	7.2%	14.4%
COGS	(322.5)	0.1	26.3	(59.3)	(355.5)	10.2%	18.4%
COGS/hl	(44.7)	0.0	3.6	(7.2)	(48.3)	8.0%	16.0%
Gross Profit	456.6	(0.0)	(30.9)	71.1	496.8	8.8%	15.6%
Gross Margin	58.6%				58.3%	-30 bps	-60 bps
SG&A excl. deprec.&amort.	(188.5)	0.0	18.7	(25.8)	(195.5)	3.7%	13.7%
SG&A deprec.&amort.	(17.2)	0.0	1.8	(2.9)	(18.3)	6.6%	16.8%
SG&A Total	(205.7)	0.0	20.5	(28.7)	(213.8)	4.0%	13.9%
Other operating income/expenses	(7.7)	-	(2.7)	5.4	(5.0)	-35.5%	-70.5%
Normalized EBIT	243.3	(0.0)	(13.1)	47.8	278.0	14.3%	19.7%
Normalized EBIT Margin	31.2%				32.6%	140 bps	80 bps
Normalized EBITDA	312.0	(0.0)	(15.0)	52.4	349.4	12.0%	16.8%
Normalized EBITDA Margin	40.0%				41.0%	90 bps	bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	23,049.3	305.8		(33.5)	23,321.6	1.2%	-0.1%
Net Revenue	2,765.4	21.7	(560.1)	393.2	2,620.2	-5.3%	14.2%
Net Revenue/hl	120.0	(0.6)	(24.0)	17.0	112.4	-6.4%	14.2%
COGS	(1,111.2)	(12.9)	227.3	(155.0)	(1,051.9)	-5.3%	14.0%
COGS/hl	(48.2)	0.1	9.7	(6.7)	(45.1)	-6.4%	13.9%
Gross Profit	1,654.2	8.8	(332.8)	238.2	1,568.4	-5.2%	14.4%
Gross Margin	59.8%				59.9%	bps	10 bps
SG&A excl. deprec.&amort.	(576.7)	(4.2)	117.9	(95.7)	(558.8)	-3.1%	16.6%
SG&A deprec.&amort.	(56.6)	(0.1)	12.6	(8.9)	(53.0)	-6.3%	15.7%
SG&A Total	(633.3)	(4.4)	130.5	(104.6)	(611.8)	-3.4%	16.5%
Other operating income/expenses	(9.2)	(0.1)	4.6	(4.9)	(9.6)	4.5%	53.6%
Normalized EBIT	1,011.7	4.3	(197.6)	128.6	946.9	-6.4%	12.7%
Normalized EBIT Margin	36.6%				36.1%	-40 bps	-50 bps
Normalized EBITDA	1,238.3	4.6	(242.5)	155.9	1,156.3	-6.6%	12.6%
Normalized EBITDA Margin	44.8%				44.1%	-60 bps	-60 bps

Third Quarter 2010 Results November 3, 2010 Page 12

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	4,236.0	-		215.3	4,451.4	5.1%	5.1%
Net Revenue	564.2	(0.1)	(37.3)	95.8	622.6	10.4%	17.0%
Net Revenue/hl	133.2	(0.0)	(8.4)	15.1	139.9	5.0%	11.3%
COGS	(199.6)	0.0	14.9	(23.9)	(208.5)	4.5%	12.0%
COGS/hl	(47.1)	0.0	3.3	(3.1)	(46.8)	-0.6%	6.5%
Gross Profit	364.6	(0.0)	(22.4)	71.9	414.1	13.6%	19.7%
Gross Margin	64.6%				66.5%	190 bps	150 bps
SG&A excl. deprec.&amort.	(136.4)	0.0	11.9	(18.1)	(142.6)	4.5%	13.3%
SG&A deprec.&amort.	(8.8)		0.9	(2.8)	(10.7)	22.0%	32.2%
SG&A Total	(145.1)	0.0	12.8	(20.9)	(153.2)	5.6%	14.4%
Other operating income/expenses	(8.2)		(2.4)	6.7	(3.9)	-52.7%	-81.4%
Normalized EBIT	211.3	(0.0)	(12.0)	57.7	257.0	21.6%	27.3%
Normalized EBIT Margin	37.4%				41.3%	380 bps	330 bps
Normalized EBITDA	263.9	(0.0)	(11.8)	60.4	312.5	18.4%	22.9%
Normalized EBITDA Margin	46.8%				50.2%	340 bps	240 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	13,795.0	20.4		469.1	14,284.5	3.5%	3.4%
Net Revenue	1,999.8	6.3	(389.4)	305.0	1,921.7	-3.9%	15.3%
Net Revenue/hl	145.0	0.2	(27.3)	16.6	134.5	-7.2%	11.4%
COGS	(654.5)	(3.6)	119.6	(76.4)	(614.9)	-6.1%	11.7%
COGS/hl	(47.4)	(0.2)	8.4	(3.8)	(43.0)	-9.3%	8.0%
Gross Profit	1,345.3	2.7	(269.8)	228.6	1,306.8	-2.9%	17.0%
Gross Margin	67.3%				68.0%	70 bps	100 bps
SG&A excl. deprec.&amort.	(424.1)	(0.8)	81.1	(58.2)	(402.0)	-5.2%	13.7%
SG&A deprec.&amort.	(28.8)		6.6	(7.9)	(30.1)	4.6%	27.5%
SG&A Total	(453.0)	(0.8)	87.8	(66.1)	(432.1)	-4.6%	14.6%
Other operating income/expenses	(9.2)		4.6	(4.4)	(8.9)	-2.8%	47.4%
Normalized EBIT	883.2	1.9	(177.5)	158.2	865.8	-2.0%	17.9%
Normalized EBIT Margin	44.2%				45.1%	90 bps	100 bps
Normalized EBITDA	1,055.5	1.9	(210.1)	181.3	1,028.6	-2.6%	17.2%
Normalized EBITDA Margin	52.8%				53.5%	70 bps	90 bps

Beer volumes grew 5.1% in the quarter, reflecting a better performance in most of our markets despite a still soft industry in Argentina. We were able to either maintain or grow our market share within the region with strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 11.3% in the quarter driven by price increases in line with inflation for the region. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 6.5% in the period, which is below the average level of inflation in the region. We achieved higher productivity in our plants and favorable hedges, compensating the continuous pressure of increasing labor costs.

SG&A, excluding depreciation, and amortization increased 13.3% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands, which were compensated by lower bonus accrual.

Quinsa Beer EBITDA increased 22.9% in the quarter totaling R$312.5 million, with EBITDA margin increasing by 240 bps.

Third Quarter 2010 Results November 3, 2010 Page 13

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	2,972.0	-		(66.7)	2,905.4	-2.2%	-2.2%
Net Revenue	215.0	(0.0)	(19.8)	34.5	229.6	6.8%	16.0%
Net Revenue/hl	72.3	(0.0)	(6.8)	13.5	79.0	9.2%	18.7%
COGS	(123.0)	0.0	11.1	(35.1)	(147.0)	19.5%	28.5%
COGS/hl	(41.4)	0.0	3.8	(13.0)	(50.6)	22.2%	31.5%
Gross Profit	92.0	(0.0)	(8.7)	(0.6)	82.7	-10.2%	-0.7%
Gross Margin	42.8%				36.0%	-680 bps	-620 bps
SG&A excl. deprec.&amort.	(52.1)	0.0	6.8	(7.6)	(53.0)	1.6%	14.6%
SG&A deprec.&amort.	(8.4)	0.0	0.9	(0.1)	(7.6)	-9.5%	0.8%
SG&A Total	(60.5)	0.0	7.7	(7.7)	(60.6)	0.0%	12.7%
Other operating income/expenses	0.5	-	0.0	(1.6)	(1.1)	-297.6%	-300.2%
Normalized EBIT	32.0	(0.0)	(1.0)	(10.0)	21.0	-34.3%	-31.1%
Normalized EBIT Margin	14.9%				9.2%	-570 bps	-610 bps
Normalized EBITDA	48.1	(0.0)	(2.9)	(8.4)	36.8	-23.4%	-17.4%
Normalized EBITDA Margin	22.4%				16.0%	-630 bps	-640 bps

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	9,254.3	285.4		(502.6)	9,037.2	-2.3%	-5.4%
Net Revenue	765.6	15.4	(170.6)	88.2	698.5	-8.8%	11.5%
Net Revenue/hl	82.7	(0.9)	(18.9)	14.3	77.3	-6.6%	17.3%
COGS	(456.7)	(9.3)	107.7	(78.7)	(437.0)	-4.3%	17.2%
COGS/hl	(49.4)	0.5	11.9	(11.4)	(48.4)	-2.0%	23.1%
Gross Profit	308.9	6.1	(62.9)	9.5	261.5	-15.3%	3.1%
Gross Margin	40.3%				37.4%	-290 bps	-310 bps
SG&A excl. deprec.&amort.	(152.6)	(3.4)	36.7	(37.5)	(156.8)	2.8%	24.6%
SG&A deprec.&amort.	(27.8)	(0.1)	6.0	(1.0)	(22.9)	-17.6%	3.6%
SG&A Total	(180.4)	(3.6)	42.8	(38.5)	(179.7)	-0.4%	21.4%
Other operating income/expenses	0.0	(0.1)	(0.0)	(0.6)	(0.7)	nm	nm
Normalized EBIT	128.5	2.4	(20.2)	(29.6)	81.2	-36.8%	-23.0%
Normalized EBIT Margin	16.8%				11.6%	-520 bps	-520 bps
Normalized EBITDA	182.7	2.7	(32.4)	(25.4)	127.7	-30.1%	-13.9%
Normalized EBITDA Margin	23.9%				18.3%	-560 bps	-540 bps

CSD & Nanc volumes in Quinsa declined by 2.2% in the period driven by an industry contraction despite higher market share.

Net Revenues/hl registered a growth of 18.7% in the quarter, as a result of price increases in line with inflation.

COGS/hl increased by 31.5% in the quarter mainly as a result of higher sugar, PET, juices and labor costs and general inflation.

SG&A expenses, excluding depreciation and amortization, increased 14.6%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

Quinsa CSD & NANC Normalized EBITDA decreased 17.4% in the quarter, reflecting the poor industry performance and the increasing prices of raw materials.

Third Quarter 2010 Results November 3, 2010 Page 14

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	3,334.1			(181.4)	3,152.7	-5.4%	-5.4%
Net Revenue	1,115.1		(18.2)	(81.5)	1,015.4	-8.9%	-7.3%
Net Revenue/hl	334.5		(5.8)	(6.6)	322.1	-3.7%	-2.0%
COGS	(380.9)		6.3	60.4	(314.2)	-17.5%	-15.9%
COGS/hl	(114.2)		2.0	12.6	(99.6)	-12.8%	-11.0%
Gross Profit	734.3		(11.9)	(21.1)	701.3	-4.5%	-2.9%
Gross Margin	65.8%				69.1%	320 bps	320 bps
SG&A excl. deprec.&amort.	(347.6)		6.4	43.1	(298.2)	-14.2%	-12.4%
SG&A deprec.&amort.	(11.8)		0.2	(2.0)	(13.6)	15.5%	16.9%
SG&A Total	(359.4)		6.6	41.1	(311.7)	-13.3%	-11.4%
Other operating income/expenses	0.1		0.0	(0.1)	0.0	-91.8%	-92.5%
Normalized EBIT	375.0		(5.3)	19.9	389.6	3.9%	5.3%
Normalized EBIT Margin	33.6%				38.4%	470 bps	460 bps
Normalized EBITDA	418.7		(5.6)	32.0	445.1	6.3%	7.6%
Normalized EBITDA Margin	37.5%				43.8%	630 bps	610 bps

Canada Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	8,877.4			(231.9)	8,645.4	-2.6%	-2.6%
Net Revenue	3,133.2		(135.5)	(149.8)	2,848.0	-9.1%	-4.8%
Net Revenue/hl	352.9		(15.7)	(7.9)	329.4	-6.7%	-2.2%
COGS	(1,054.3)		43.1	104.3	(906.9)	-14.0%	-9.9%
COGS/hl	(118.8)		5.0	8.9	(104.9)	-11.7%	-7.5%
Gross Profit	2,078.9		(92.3)	(45.5)	1,941.1	-6.6%	-2.2%
Gross Margin	66.4%				68.2%	180 bps	180 bps
SG&A excl. deprec.&amort.	(972.1)		43.3	19.3	(909.5)	-6.4%	-2.0%
SG&A deprec.&amort.	(38.4)		2.2	(9.1)	(45.4)	18.2%	23.8%
SG&A Total	(1,010.5)		45.4	10.2	(955.0)	-5.5%	-1.0%
Other operating income/expenses	3.6		(0.0)	(2.4)	1.2	-68.2%	-66.9%
Normalized EBIT	1,072.0		(46.9)	(37.8)	987.3	-7.9%	-3.5%
Normalized EBIT Margin	34.2%				34.7%	50 bps	50 bps
Normalized EBITDA	1,219.8		(53.9)	(33.3)	1,132.6	-7.1%	-2.7%
Normalized EBITDA Margin	38.9%				39.8%	80 bps	80 bps

Third quarter volumes decreased by 5.4%, as the Canadian beer industry contracted 2.4% and Labatt lost 110 bps of domestic share versus 3Q09, which was on the other hand 30bps above 2Q10 average.

Net Revenue/hl decreased by 2.0% in the quarter, as the result of higher sales tax in Ontario (since July 1st), an incremental promotional grid implemented in the quarter and higher export mix.

COGS/hl decreased by 11.0% in Q3 2010, primarily due to significantly lower commodity hedges (mainly aluminum, corn and rice) combined with continued focus on improvement in production efficiencies and the benefit of closing our Hamilton brewery.

SG&A expenses, excluding depreciation and amortization, decreased by 12.4% in Q3 2010 as a result of lower sales volume and reduced variable compensation expense.

Normalized EBITDA increased by 7.6% in the quarter resulting in an EBITDA margin increase of 610 bps. Year-to-date variation was -2.7%.

Third Quarter 2010 Results November 3, 2010 Page 15

Other Operating Income/ (Expenses)

Other operating income decreased R$13.3 million in the quarter basically as a result of a positive impact in 3Q09 related to the reversal of a provision for losses related to minority interest in subsidiaries “buy out of minority shareholder in the Dominican Republic in Q3 2009”, offset by higher tax credits and Government grants recorded by the Company during this quarter.

Other operating income/(expenses)	3Q10	3Q09	YTD10	YTD09

R$ million

Government grants	112.2	78.7	284.0	189.7
Tax recoverable	31.7	18.2	40.8	81.5
(Additions to)/Reversals of provisions	(1.2)	12.5	(10.3)	5.6
Net gain on disposal of property, plant and equipment and intangible assets	1.1	16.3	4.7	20.8
Other operating income/(expenses)	16.7	48.2	52.6	79.9

	160.6	173.9	371.7	377.6

Special items

Special items totaled R$2.7 million net losses in Q3 2010 compared to R$1.5 million special losses in Q3 2009, while the year to date results were affected by losses related to Labatt Hamilton brewery closure expenses compared to gains from perpetual license for Labatt brands in the USA in 2009.

Special items	3Q10	3Q09	YTD10	YTD09

R$ million

Restructuring	(3.0)	(1.5)	(34.9)	(39.4)
Labatt brands indemnity	-	-	-	239.4
Labatt Hamilton Brewery closure expenses	0.4	-	(46.7)	-
Other	(0.0)	-	(2.7)	-

	(2.7)	(1.5)	(84.3)	200.1

Third Quarter 2010 Results November 3, 2010 Page 16

Net Finance Results

Ambev’s net finance result improved by R$291.2 million in Q3 2010 mainly because of: (i) lower net interest expense, (ii) gains with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (iii) gains on non-derivative instruments related to currency effects over trade payables mainly in Venezuela.

Net Finance Results	3Q10	3Q09	YTD 10	YTD 09
R$ million

Interest income	136.6	53.1	308.4	123.9
Interest expenses	(172.6)	(178.4)	(488.9)	(666.4)
Gains/(losses) on derivative instruments	95.4	(37.0)	41.1	(117.3)
Gains/(losses) on non-derivative instruments	24.3	(42.9)	1.2	(45.2)
Taxes on financial transactions	(7.8)	(10.4)	(28.1)	(34.8)
Other financial costs, net	(27.9)	(27.5)	(77.7)	(77.6)

Net Finance Results	48.1	(243.1)	(244.0)	(817.3)

	September 2010			December 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,184.8	2,816.4	4,001.2	359.9	4,009.6	4,369.5
Foreign Currency	410.8	2,473.5	2,884.3	441.2	2,450.6	2,891.8
Consolidated Debt	1,595.7	5,289.9	6,885.6	801.1	6,460.2	7,261.2

Cash and Equivalents			7,887.1			4,042.9
Short-Term Investiments			-			-

Net Debt			(1,001.5)			3,218.3

The Company’s total debt decreased from R$7,261.2 million in December 2009 to R$6,885.6 million in September 2010. Despite our Net Debt position is close to R$ 1 billion negative on September 30 th we have payout R$ 2 billion dividend and IOC payment on October 14 th.

Third Quarter 2010 Results November 3, 2010 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.7% in the period compared to 32.3% in Q3 2009. The effective tax rate in Q3 2010 was 22.0% compared to Q3 2009 rate of 32.7%. The difference between both quarters is mainly due to lower withholding tax on dividends received from our subsidiaries abroad and higher non taxable gain, mainly government grant and lower non-deductible expenses.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	3Q10	3Q09	YTD 10	YTD 09
R$ million

Profit before tax	2,343.5	1,811.5	6,520.4	5,706.1

Adjustment on taxable basis
Non-taxable net financial and other income	(137.6)	(75.8)	(380.6)	(527.3)
Non-taxable intercompany dividends	-	(0.0)	-	(0.6)
Goverment grants related to sales taxes	(88.3)	(58.5)	(260.0)	(169.6)
Hedge Results	0.3	9.7	5.3	214.1
Expenses not deductible for tax purposes	55.0	65.6	148.1	231.5
	2,172.9	1,752.5	6,033.1	5,454.1
Aggregated weighted nominal tax rate	32.7%	32.3%	32.8%	32.4%
Taxes – nominal rate	(711.0)	(566.0)	(1,979.5)	(1,766.6)

Adjustment on tax expense
Goverment grant - income taxes	36.6	27.1	127.6	137.8
Deductible interest attributed to shareholders	95.5	85.8	299.6	258.9
Tax saving from goodwill amortization on tax books	31.5	34.0	95.7	110.1
Withholding tax	(29.6)	(91.9)	(87.2)	(109.2)
Not-deductible losses in operations abroad	(10.5)	-	(25.1)	-
Other tax adjustments	71.7	(81.0)	54.9	(113.2)
Income tax and social contribution expense	(515.9)	(592.1)	(1,514.0)	(1,482.2)
Effective tax rate	22.0%	32.7%	23.2%	26.0%

Non-controlling Interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$12.5 million in Q3 2010 compared to an income of R$11.6 million in Q3 2009.

Profit

Ambev posted a profit of R$1,815.2 million in the period compared to R$1,230.9 million during the same period last year, an increase of 47.5%. Excluding special items (mainly restructuring costs), our net profit also increased by 47.5% to R$1,817.8 million due to higher EBITDA, better financial results and lower effective tax rate.

Third Quarter 2010 Results November 3, 2010 Page 18

Reconciliation between Normalized EBITDA and Profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q10	3Q09	YTD 10	YTD 09
Profit - AmBev holders	1,815.2	1,230.9	4,975.6	4,195.2
Non-controlling interest	12.5	(11.6)	30.9	28.8
Income tax expense	515.9	592.1	1,514.0	1,482.2
Profit Before Taxes	2,343.5	1,811.5	6,520.4	5,706.1
Share of results of associates	(0.1)	(0.2)	(0.0)	(0.5)
Net Finance Results	(48.1)	243.1	244.0	817.3
Special items	2.7	1.5	84.3	(200.1)
Normalized EBIT	2,298.0	2,055.9	6,848.7	6,322.8
Depreciation & Amortization - total	357.4	317.9	1,070.6	1,017.0
Depreciation & Amortization - special items	(0.2)	-	34.3	-
Normalized EBITDA	2,655.6	2,373.8	7,885.0	7,339.8

Shareholding Structure

The table below shows Ambev’s shareholding structure as of September 30, 2010.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	258,073,843	74.0%	125,723,064	46.2%	383,796,907	61.8%
FAHZ	59,305,182	17.0%	0	0.0%	59,305,182	9.6%
Market	31,285,660	9.0%	146,208,132	53.8%	177,493,792	28.6%
Outstanding	348,664,685	100.0%	271,931,196	100.0%	620,595,881	100.0%
Treasury	113,053		163,274		276,327
TOTAL	348,777,738		272,094,470		620,872,208
Free float BM&FBovespa	30,464,467	8.7%	93,881,203	34.5%	124,345,670	20.0%
Free float NYSE	821,193	0.2%	52,326,929	19.2%	53,148,122	8.6%

Third Quarter 2010 Results November 3, 2010 Page 19

Q3 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	November 3rd, 2010 (Wednesday)

Time:	13:00 (Brasília time) 11:00 (EDT)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2256

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2256. For Playback through telephone: Participants calling from USA: +1 (877) 344-7529/ Participants calling from other countries: +1 (412) 317-0088/ Code: 445432# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
(5511) 2122-1415	(5511) 2122-1414
ir@Ambev.com.br	acrmba@Ambev.com.br

www.Ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2010 Results November 3, 2010 Page 20

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%
Volumes (000 hl)	20,271	18,018	12.5%	6,950	6,296	10.4%	27,222	24,314	12.0%

R$ million
Net Sales	3,289.9	2,752.7	19.5%	675.5	589.0	14.7%	3,965.4	3,341.7	18.7%
% of Total	55.0%	50.9%		11.3%	10.9%		66.3%	61.8%
COGS	(988.9)	(813.9)	21.5%	(299.2)	(235.5)	27.0%	(1,288.0)	(1,049.4)	22.7%
% of Total	48.0%	43.8%		14.5%	12.7%		62.6%	56.5%
Gross Profit	2,301.0	1,938.9	18.7%	376.3	353.5	6.5%	2,677.3	2,292.4	16.8%
% of Total	58.7%	54.6%		9.6%	9.9%		68.3%	64.5%
SG&A	(1,021.4)	(865.0)	18.1%	(149.5)	(137.9)	8.4%	(1,170.9)	(1,002.9)	16.7%
% of Total	57.3%	51.8%		8.4%	8.3%		65.7%	60.0%
Other operating income/(expenses)	129.8	121.9	6.4%	34.5	33.2	3.9%	164.2	155.1	5.9%
% of Total	80.8%	70.1%		21.5%	19.1%		102.2%	89.2%
Normalized EBIT	1,409.4	1,195.8	17.9%	261.3	248.8	5.0%	1,670.7	1,444.5	15.7%
% of Total	61.3%	58.2%		11.4%	12.1%		72.7%	70.3%
Normalized EBITDA	1,570.2	1,340.6	17.1%	312.3	290.5	7.5%	1,882.6	1,631.1	15.4%
% of Total	59.1%	56.5%		11.8%	12.2%		70.9%	68.7%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-29.6%		-44.3%	-40.0%		-32.5%	-31.4%
Gross Profit	69.9%	70.4%		55.7%	60.0%		67.5%	68.6%
SG&A	-31.0%	-31.4%		-22.1%	-23.4%		-29.5%	-30.0%
Other operating income/(expenses)	3.9%	4.4%		5.1%	5.6%		4.1%	4.6%
Normalized EBIT	42.8%	43.4%		38.7%	42.2%		42.1%	43.2%
Normalized EBITDA	47.7%	48.7%		46.2%	49.3%		47.5%	48.8%

Per Hectoliter - (R$/hl)
Net Sales	162.3	152.8	6.2%	97.2	93.6	3.9%	145.7	137.4	6.0%
COGS	(48.8)	(45.2)	8.0%	(43.0)	(37.4)	15.1%	(47.3)	(43.2)	9.6%
Gross Profit	113.5	107.6	5.5%	54.1	56.1	-3.6%	98.4	94.3	4.3%
SG&A	(50.4)	(48.0)	5.0%	(21.5)	(21.9)	-1.8%	(43.0)	(41.2)	4.3%
Other operating income/(expenses)	6.4	6.8	-5.4%	5.0	5.3	-5.9%	6.0	6.4	-5.4%
Normalized EBIT	69.5	66.4	4.8%	37.6	39.5	-4.9%	61.4	59.4	3.3%
Normalized EBITDA	77.5	74.4	4.1%	44.9	46.1	-2.6%	69.2	67.1	3.1%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%
Volumes (000 hl)	7,357	7,208	2.1%	1,550	1,489	4.1%	3,153	3,334	-5.4%	39,281	36,345	8.1%

R$ million
Net Sales	852.2	779.2	16.7%	145.1	175.6	6.5%	1,015.4	1,115.1	-7.3%	5,978.2	5,411.6	12.6%
% of Total	14.3%	14.4%		2.4%	3.2%		17.0%	20.6%		100.0%	100.0%
COGS	(355.5)	(322.5)	18.4%	(100.9)	(106.1)	25.1%	(314.2)	(380.9)	-15.9%	(2,058.6)	(1,858.8)	14.2%
% of Total	17.3%	17.4%		4.9%	5.7%		15.3%	20.5%		100.0%	100.0%
Gross Profit	496.8	456.6	15.6%	44.2	69.5	-21.8%	701.3	734.3	-2.9%	3,919.6	3,552.8	11.8%
% of Total	12.7%	12.9%		1.1%	2.0%		17.9%	20.7%		100.0%	100.0%
SG&A	(213.8)	(205.7)	13.9%	(85.8)	(102.8)	12.5%	(311.7)	(359.4)	-11.4%	(1,782.2)	(1,670.8)	10.1%
% of Total	12.0%	12.3%		4.8%	6.2%		17.5%	21.5%		100.0%	100.0%
Other operating income/(expenses)	(5.0)	(7.7)	-70.5%	1.4	26.4	-82.8%	0.0	0.1	-92.5%	160.6	173.9	-4.2%
% of Total	-3.1%	-4.4%		0.9%	15.2%		0.0%	0.1%		100.0%	100.0%
Normalized EBIT	278.0	243.3	19.7%	(40.2)	(6.9)	nm	389.6	375.0	5.3%	2,298.0	2,055.9	11.9%
% of Total	12.1%	11.8%		-1.8%	-0.3%		17.0%	18.2%		100.0%	100.0%
Normalized EBITDA	349.4	312.0	16.8%	(21.4)	12.0	nm	445.1	418.7	7.6%	2,655.6	2,373.8	12.3%
% of Total	13.2%	13.1%		-0.8%	0.5%		16.8%	17.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-41.7%	-41.4%		-69.5%	-60.4%		-30.9%	-34.2%		-34.4%	-34.3%
Gross Profit	58.3%	58.6%		30.5%	39.6%		69.1%	65.8%		65.6%	65.7%
SG&A	-25.1%	-26.4%		-59.1%	-58.5%		-30.7%	-32.2%		-29.8%	-30.9%
Other operating income/(expenses)	-0.6%	-1.0%		0.9%	15.0%		0.0%	0.0%		2.7%	3.2%
Normalized EBIT	32.6%	31.2%		-27.7%	-3.9%		38.4%	33.6%		38.4%	38.0%
Normalized EBITDA	41.0%	40.0%		-14.7%	6.8%		43.8%	37.5%		44.4%	43.9%

Per Hectoliter - (R$/hl)
Net Sales	115.8	108.1	14.4%	93.6	117.9	2.3%	322.1	334.5	-2.0%	152.2	148.9	4.2%
COGS	(48.3)	(44.7)	16.0%	(65.1)	(71.2)	20.1%	(99.6)	(114.2)	-11.0%	(52.4)	(51.1)	5.7%
Gross Profit	67.5	63.3	13.2%	28.5	46.7	-24.9%	222.4	220.2	2.7%	99.8	97.8	3.5%
SG&A	(29.1)	(28.5)	11.6%	(55.3)	(69.0)	8.1%	(98.9)	(107.8)	-6.3%	(45.4)	(46.0)	1.9%
Other operating income/(expenses)	(0.7)	(1.1)	-71.1%	0.9	17.7	-83.5%	0.0	0.0	-92.1%	4.1	4.8	-11.4%
Normalized EBIT	37.8	33.7	17.2%	(25.9)	(4.6)	691.4%	123.6	112.5	11.4%	58.5	56.6	3.5%
Normalized EBITDA	47.5	43.3	14.4%	(13.8)	8.0	-351.3%	141.2	125.6	13.8%	67.6	65.3	3.9%

Third Quarter 2010 Results November 3, 2010 Page 21

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	59,914	52,527	12.5%	20,513	18,721	9.6%	80,427	71,248	12.9%

R$ million
Net Sales	9,868.7	8,205.9	20.3%	2,002.8	1,767.0	13.3%	11,871.5	9,972.9	19.0%
% of Total	55.5%	50.0%		11.3%	10.8%		66.8%	60.8%
COGS	(2,851.4)	(2,293.4)	24.3%	(895.8)	(686.1)	30.6%	(3,747.2)	(2,979.5)	25.8%
% of Total	47.6%	41.8%		14.9%	12.5%		62.5%	54.4%
Gross Profit	7,017.3	5,912.5	18.7%	1,107.0	1,080.9	2.4%	8,124.3	6,993.4	16.2%
% of Total	59.6%	54.1%		9.4%	9.9%		69.0%	64.0%
SG&A	(3,023.7)	(2,582.8)	17.1%	(442.0)	(425.6)	3.9%	(3,465.7)	(3,008.4)	15.2%
% of Total	57.0%	51.8%		8.3%	8.5%		65.3%	60.3%
Other operating income/(expenses)	301.7	271.1	11.3%	76.3	85.0	-10.2%	377.9	356.0	6.1%
% of Total	81.1%	71.8%		20.5%	22.5%		101.7%	94.3%
Normalized EBIT	4,295.3	3,600.7	19.3%	741.2	740.3	0.1%	5,036.5	4,341.0	16.0%
% of Total	62.7%	56.9%		10.8%	11.7%		73.5%	68.7%
Normalized EBITDA	4,777.1	4,047.7	18.0%	886.8	870.8	1.8%	5,663.8	4,918.5	15.2%
% of Total	60.6%	55.1%		11.2%	11.9%		71.8%	67.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-27.9%		-44.7%	-38.8%		-31.6%	-29.9%
Gross Profit	71.1%	72.1%		55.3%	61.2%		68.4%	70.1%
SG&A	-30.6%	-31.5%		-22.1%	-24.1%		-29.2%	-30.2%
Other operating income/(expenses)	3.1%	3.3%		3.8%	4.8%		3.2%	3.6%
Normalized EBIT	43.5%	43.9%		37.0%	41.9%		42.4%	43.5%
Normalized EBITDA	48.4%	49.3%		44.3%	49.3%		47.7%	49.3%

Per Hectoliter - (R$/hl)
Net Sales	164.7	156.2	5.4%	97.6	94.4	3.4%	147.6	140.0	5.5%
COGS	(47.6)	(43.7)	9.0%	(43.7)	(36.7)	19.2%	(46.6)	(41.8)	11.4%
Gross Profit	117.1	112.6	4.1%	54.0	57.7	-6.5%	101.0	98.2	2.9%
SG&A	(50.5)	(49.2)	2.6%	(21.5)	(22.7)	-5.2%	(43.1)	(42.2)	2.1%
Other operating income/(expenses)	5.0	5.2	-2.4%	3.7	4.5	-18.1%	4.7	5.0	-6.0%
Normalized EBIT	71.7	68.6	4.6%	36.1	39.5	-8.6%	62.6	60.9	2.8%
Normalized EBITDA	79.7	77.1	3.5%	43.2	46.5	-7.1%	70.4	69.0	2.0%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	23,322	23,049	-0.1%	4,710	4,516	4.3%	8,645	8,877	-2.6%	117,104	107,690	8.5%

R$ million
Net Sales	2,620.2	2,765.4	14.2%	438.3	543.9	15.6%	2,848.0	3,133.2	-4.8%	17,778.0	16,415.4	13.6%
% of Total	14.7%	16.8%		2.5%	3.3%		16.0%	19.1%		100.0%	100.0%
COGS	(1,051.9)	(1,111.2)	14.0%	(290.7)	(335.4)	24.8%	(906.9)	(1,054.3)	-9.9%	(5,996.6)	(5,480.4)	16.5%
% of Total	17.5%	20.3%		4.8%	6.1%		15.1%	19.2%		100.0%	100.0%
Gross Profit	1,568.4	1,654.2	14.4%	147.6	208.5	0.7%	1,941.1	2,078.9	-2.2%	11,781.3	10,935.1	12.1%
% of Total	13.3%	15.1%		1.3%	1.9%		16.5%	19.0%		100.0%	100.0%
SG&A	(611.8)	(633.3)	16.5%	(271.8)	(337.5)	19.6%	(955.0)	(1,010.5)	-1.0%	(5,304.3)	(4,989.8)	12.4%
% of Total	11.5%	12.7%		5.1%	6.8%		18.0%	20.3%		100.0%	100.0%
Other operating income/(expenses)	(9.6)	(9.2)	53.6%	2.3	27.1	-81.4%	1.2	3.6	-66.9%	371.7	377.6	-2.0%
% of Total	-2.6%	-2.4%		0.6%	7.2%		0.3%	1.0%		100.0%	100.0%
Normalized EBIT	946.9	1,011.7	12.7%	(122.0)	(101.9)	nm	987.3	1,072.0	-3.5%	6,848.7	6,322.8	11.1%
% of Total	13.8%	16.0%		-1.8%	-1.6%		14.4%	17.0%		100.0%	100.0%
Normalized EBITDA	1,156.3	1,238.3	12.6%	(67.7)	(36.8)	nm	1,132.6	1,219.8	-2.7%	7,885.0	7,339.8	10.8%
% of Total	14.7%	16.9%		-0.9%	-0.5%		14.4%	16.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.1%	-40.2%		-66.3%	-61.7%		-31.8%	-33.6%		-33.7%	-33.4%
Gross Profit	59.9%	59.8%		33.7%	38.3%		68.2%	66.4%		66.3%	66.6%
SG&A	-23.4%	-22.9%		-62.0%	-62.1%		-33.5%	-32.3%		-29.8%	-30.4%
Other operating income/(expenses)	-0.4%	-0.3%		0.5%	5.0%		0.0%	0.1%		2.1%	2.3%
Normalized EBIT	36.1%	36.6%		-27.8%	-18.7%		34.7%	34.2%		38.5%	38.5%
Normalized EBITDA	44.1%	44.8%		-15.4%	-6.8%		39.8%	38.9%		44.4%	44.7%

Per Hectoliter - (R$/hl)
Net Sales	112.4	120.0	14.2%	93.1	120.5	10.8%	329.4	352.9	-2.2%	151.8	152.4	4.7%
COGS	(45.1)	(48.2)	13.9%	(61.7)	(74.3)	19.7%	(104.9)	(118.8)	-7.5%	(51.2)	(50.9)	7.4%
Gross Profit	67.2	71.8	14.4%	31.3	46.2	-3.5%	224.5	234.2	0.4%	100.6	101.5	3.4%
SG&A	(26.2)	(27.5)	16.5%	(57.7)	(74.7)	14.7%	(110.5)	(113.8)	1.7%	(45.3)	(46.3)	3.6%
Other operating income/(expenses)	(0.4)	(0.4)	53.1%	0.5	6.0	nm	0.1	0.4	nm	3.2	3.5	-9.6%
Normalized EBIT	40.6	43.9	12.7%	(25.9)	(22.6)	nm	114.2	120.8	-0.9%	58.5	58.7	2.4%
Normalized EBITDA	49.6	53.7	12.6%	(14.4)	(8.1)	nm	131.0	137.4	-0.1%	67.3	68.2	2.1%

Third Quarter 2010 Results November 3, 2010 Page 22

CONSOLIDATED BALANCE SHEET
R$ million	September 2010	December 2009
Assets
Non-Current Assets
Property, plant and equipment	6,890.1	6,595.1
Goodwill	17,445.4	17,527.5
Intangible assets	1,833.8	1,932.6
Investments in associates	18.3	24.3
Investment securities	254.0	246.9
Deferred tax assets	1,104.9	1,368.5
Employee benefits	13.7	13.7
Trade and other receivables	1,960.1	2,089.3
	29,520.3	29,797.8

Current assets
Investment securities	1.9	73.3
Inventories	1,668.7	1,488.1
Income tax receivable	326.6	986.2
Trade and other receivables	3,469.5	3,652.5
Cash and cash equivalents	7,887.1	4,042.9
Assets held for sale	60.2	60.2
	13,414.0	10,303.2

Total Assets	42,934.3	40,101.0

Equity and Liabilities
Equity
Issued capital	7,613.8	6,832.1
Reserves	(1,554.2)	(1,365.6)
Retained earnings	18,051.6	16,550.9
Equity attributable to equity holders of AmBev	24,111.1	22,017.4
Non-controlling interests	234.1	278.7

Non-Current Liabilities
Interest-bearing loans and borrowings	5,289.9	6,460.2
Employee benefits	731.3	767.9
Deferred tax liabilities	539.0	502.2
Trade and other payables	996.5	663.6
Provisions	486.2	919.4
	8,042.9	9,313.2

Current Liabilities
Bank overdrafts	0.8	18.6
Interest-bearing loans and borrowings	1,595.7	801.1
Income tax and social contribution payable	730.3	1,296.0
Trade and other payables	8,120.9	6,279.9
Provisions	98.5	96.2
	10,546.1	8,491.7

Total Liabilities	18,589.1	17,804.9

Total equity and liabilities	42,934.3	40,101.0

Third Quarter 2010 Results November 3, 2010 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	3Q10	3Q09	YTD 10	YTD 09

Net sales	5,978.2	5,411.6	17,778.0	16,415.4
Cost of sales	(2,058.6)	(1,858.8)	(5,996.6)	(5,480.4)
Gross profit	3,919.6	3,552.8	11,781.3	10,935.1

Sales and marketing expenses	(1,482.5)	(1,346.8)	(4,368.1)	(3,958.2)
Administrative expenses	(299.7)	(324.0)	(936.3)	(1,031.6)
Other operating income/(expenses)	160.6	173.9	371.7	377.6

Normalized EBIT	2,298.0	2,055.9	6,848.7	6,322.8

Special items	(2.7)	(1.5)	(84.3)	200.1

Profit from operations (EBIT)	2,295.4	2,054.3	6,764.4	6,522.9

Net Finance Cost	48.1	(243.1)	(244.0)	(817.3)
Share of results of associates	0.1	0.2	0.0	0.5

Profit before tax	2,343.5	1,811.5	6,520.4	5,706.1
Income tax expense	(515.9)	(592.1)	(1,514.0)	(1,482.2)

Profit	1,827.7	1,219.3	5,006.5	4,223.9
Attributable to:	-	-	-	-
Equity holders of AmBev	1,815.2	1,230.9	4,975.6	4,195.2
Non-controlling interest	12.5	(11.6)	30.9	28.8

Nº of basic shares outstanding (millions)	619.6	616.2	618.4	615.2
Nº of diluted shares outstanding (millions)	621.6	617.0	620.2	616.0

Basic earnings per share – preferred	3.09	2.11	8.48	7.19
Basic earnings per share – common	2.81	1.91	7.71	6.53
Diluted earnings per share– preferred	3.08	2.10	8.45	7.18
Diluted earnings per share– common	2.80	1.91	7.68	6.52

Third Quarter 2010 Results November 3, 2010 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	3Q10	3Q09	YTD 10	YTD 09
Cash Flows from Operating Activities
Profit	1,827.7	1,219.3	5,006.5	4,223.9
Depreciation, amortization and impairment	357.4	313.9	1,070.6	1,016.3
Impairment losses on receivables and inventories	16.1	22.8	68.9	62.5
Additions/(reversals) in provisions and employee benefits	26.7	41.6	147.1	91.3
Net finance cost	(48.1)	243.1	244.0	817.3
Other non-cash items included in the profit	3.0	(140.7)	61.0	(65.0)
Loss/(gain) on sale of property, plant and equipment and intangible assets	0.1	(16.3)	(3.4)	(21.0)
Loss/(gain) on assets held for sale	(1.3)	(0.0)	(1.3)	0.2
Equity-settled share-based payment expense	27.8	16.1	81.2	73.2
Income tax expense	515.9	592.1	1,514.0	1,482.2
Share of result of associates	(0.1)	(0.2)	(0.0)	(0.5)
Cash flow from operating activities before changes in working capital and use of provisions	2,725.2	2,291.7	8,188.6	7,680.4
Decrease/(increase) in trade and other receivables	45.4	(7.2)	(46.3)	1.1
Decrease/(increase) in inventories	(36.8)	224.7	(284.8)	234.2
Increase/(decrease) in trade and other payables	(159.6)	(6.8)	(314.7)	(1,151.8)
Cash generated from operations	2,574.2	2,502.4	7,542.7	6,763.8
Interest paid	(187.8)	(325.0)	(417.2)	(894.7)
Interest received	46.2	21.2	163.0	82.7
Income tax paid	(332.5)	(369.3)	(937.8)	(562.4)
Cash flow from operating activities	2,100.2	1,829.4	6,350.7	5,389.5
Proceeds from sale of property, plant and equipment	9.3	49.1	30.5	75.2
Proceeds from sale of intangible assets	-	(1.2)	-	(0.1)
Repayments of loans granted	0.4	0.4	1.1	1.0
Acquisition of subsidiaries, net of cash acquired	-	-	-	(62.3)
Purchase of non-controlling interest	-	(47.0)	-	(51.6)
Acquisition of property, plant and equipment	(723.7)	(280.2)	(1,436.7)	(755.1)
Acquisition of intangible assets	(45.8)	(43.1)	(79.8)	(108.8)
Net proceeds/(acquisition) of debt securities	20.2	(284.9)	61.8	(287.1)
Net proceeds/(acquisition) of other assets	1.7	(1.4)	1.7	3.0
Cash flow from investing activities	(738.0)	(608.3)	(1,421.4)	(1,185.7)
Capital increase	246.4	18.8	246.4	84.7
Capital increase of non-controlling interests	-	-	41.8	-
Share premium	8.3	-	8.3	-
Proceeds from borrowings	665.2	211.8	822.8	1,353.7
Proceeds/repurchase of treasury shares	(0.6)	15.6	14.4	38.0
Repayment of borrowings	(214.8)	(971.0)	(1,048.6)	(3,492.4)
Cash net finance costs other than interests	51.4	(64.5)	(8.9)	74.9
Payment of finance lease liabilities	(0.7)	(0.2)	(4.0)	(4.7)
Dividends paid	(16.5)	(776.4)	(1,040.2)	(1,247.7)
Cash flow from financing activities	738.8	(1,565.9)	(968.1)	(3,193.5)
Net increase/(decrease) in cash and cash equivalents	2,101.0	(344.8)	3,961.3	1,010.2
Cash and cash equivalents less bank overdrafts at beginning of period	5,914.3	4,245.6	4,024.3	3,280.0
Effect of exchange rate fluctuations	(128.9)	(49.0)	(99.3)	(438.5)
Cash and cash equivalents less bank overdrafts at end of period	7,886.3	3,851.8	7,886.3	3,851.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer